EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
HANA BIOSCIENCES, INC.

Hana Biosciences, Inc., a corporation organized and existing under and by the virtue of the Delaware General Corporation Law, through its duly authorized officer and by authority of its Board of Directors does hereby certify:

FIRST:   That the name of the corporation is Hana Biosciences, Inc., formerly known as Hudson Health Sciences, Inc. (the “Corporation”).  The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was December 6, 2002.  The date of filing of its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was September 29, 2004, as amended on December 21, 2009 (as amended, the “Certificate of Incorporation”).

SECOND:   That the Board of Directors of the Corporation duly adopted resolutions setting forth proposed amendments (the “Certificate of Amendment”) to the Certificate of Incorporation, declaring said amendments to be advisable and directing that said amendments be submitted to the stockholders of the Corporation for consideration thereof.  The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation shall be amended by changing the Article thereof numbered “4.   Number of Shares ” so that, as amended, the first paragraph of said Article shall be and read as follows:

“The total number of shares of all classes of stock that the Corporation shall have authority to issue is Three Hundred Sixty Million (360,000,000) shares consisting of:  Three Hundred Fifty Million (350,000,000) shares of common stock, par value $0.001 per share (“Common Stock”); and Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”).  Effective at 4:00 p.m. (EDT) on September 10, 2010, every share of the Corporation’s issued and outstanding Common Stock (including without limitation treasury shares and any shares of Common Stock issued or issuable upon conversion of the authorized shares of Preferred Stock) shall, automatically and without any action on the part of the holder thereof, be reclassified and changed into One-Fourth (1/4) of a share of the Common Stock, par value $0.001 per share.  The number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the issued and outstanding Common Stock and Preferred Stock voting together as a single class, and the holders of Common Stock shall not be entitled to any separate class vote in connection with any increase or decrease of the aggregate number of authorized shares of Common Stock, notwithstanding the provisions of Section 242(b)(2) of the Delaware General Corporation Law, as amended from time to time.”

THIRD: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the Delaware General Corporation Law at which meeting the necessary number of shares as required by statute were voted in favor of the Certificate of Amendment.

FOURTH: That the foregoing Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Steven R. Deitcher, its Chief Executive Officer, as of September 7, 2010.

HANA BIOSCIENCES, INC.

By:	/s/ Steven R. Deitcher
Name: Steven R. Deitcher
Title: Chief Executive Officer